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Exhibit 5



                               December 1, 1999


Board of Directors
Time Warner Telecom Inc.
10475 Park Meadows Drive
Littleton, CO  80124

To the Board of Directors:

     As counsel for Time Warner Telecom Inc. (the "Company"), a Delaware corporation, we have examined and are familiar with its Certificate of Incorporation, its Bylaws and its various corporate records and procedures relating to its incorporation. We are also familiar with the procedures taken by the Board of Directors of the Company to adopt the Time Warner Telecom 2000 Qualified Stock Purchase Plan (the "Plan"). Pursuant to the terms and conditions set forth in the Plan, the Company may issue and sell up to 750,000 shares of its Common Stock (par value $.01 per share), respectively, subject to possible adjustment, to eligible employees of the Company and its subsidiaries. The Plan specifically requires shareholder approval of the Plan within 12 months from the date of adoption of the Plan by the Board of Directors of the Company. We also have examined such other matters and have made such other inquiries as we deem relevant to our opinions expressed below.

     We are of the opinion that the total 750,000 shares of Common Stock of the Company, when issued in accordance with the Plan after shareholder approval of the Plan, will be legally issued and validly outstanding shares of the Common Stock of the Company, fully paid and non-assessable; provided, that the consideration for each share is not less than the par value thereof.

     We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an Exhibit to the Company's Registration Statement on Form S-8 in connection with the Plan, and any amendments thereto.


                              Very truly yours,


                              Holland & Hart LLP




DENVER:0957458.01